

Mail Stop 3030

July 23, 2009

<u>VIA U.S. MAIL and FACSIMILE: (763) 398-7298</u>

Mr. Shawn McCormick
Senior Vice President and Chief Financial Officer
ev3 Inc.
9600 54th Avenue North
Plymouth, MN 55442

> **RE: ev3 Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 26, 2009**
> **Form 8-K Filed on June 23, 2009**
> **File No. 000-51348**

Dear Mr. McCormick:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64
Critical Accounting Policies and Estimates, page 81
Goodwill and Other Intangible Assets, page 84

1.   We see from disclosure in Note 10 that you apply an income approach and a market approach in valuing reporting units for goodwill impairment testing purposes. In light of the significance of goodwill to your assets, please consider the following in future filings:

- As multiple approaches are used, please provide sufficient information to enable a reader to understand the nature of your methods, how the two methods differ, the assumed benefits of a valuation prepared under each method, and why management selected those methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- Describe how you weight each of the methods used including the basis for that weighting.
- Provide a sensitivity analysis based upon reasonably possible changes in assumptions.
- As applicable, describe how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes. Also, describe how the current economic environment has impacted visibility, if relevant.

For guidance on critical accounting policy disclosure, please refer to Securities Act Release 33-8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2.   You disclose that the evaluation of goodwill and intangible assets for potential impairment requires that you make assumptions about future cash flows. In light of the significance of goodwill and other intangible assets to your balance sheet, please expand the critical accounting policy disclosure in future filings to more specifically describe how you estimate future cash flows for impairment testing purposes. Please also more specifically address the uncertainties and potential variability of these cash flow estimates. While we see disclosure about how you estimated cash flows for goodwill impairment testing in financial statement Note 10, please expand to also address how future cash flows are identified and estimated in connection with impairment testing of other amortizing intangible assets. Please refer to Securities Act Release 33-8350.

Form 8-K dated June 23, 2009

3.   We note that you have disclosed that acquired business financial statements for Chestnut Medical are not required. Please provide us your significance measurements for purposes of applying Rule 3-05 of Regulation S-X. Please also tell us how you measured the consideration transferred as defined in FASB ASC 805-30-25-5 and FASB ASC 805-30-30-7, including how you measured the fair value of the contingent portion of the consideration transferred.

* * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant